  Exhibit 99.1

High Tide Opens 77th Canna Cabana Location in Ontario

New Store Marks High Tide's First Location in Downtown Hamilton

CALGARY, AB, Feb. 13, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 447 Main Street East in Hamilton, ON will begin selling recreational cannabis products and consumption accessories for adult use on February 15, 2025. This opening will mark High Tide's 192nd Canna Cabana branded retail cannabis location in Canada, the 77th in the province of Ontario and the 6th in the City of Hamilton.

Hamilton, located at the western edge of Ontario's Golden Horseshoe, has emerged as a key investment hotspot in both Canada and North America, experiencing remarkable growth over the past decade. Historically centered on steel and textiles, the city has become one of the most economically diverse municipalities in Ontario, establishing itself as a leader in sectors such as life sciences, advanced manufacturing, logistics, creative industries, and emerging technologies.

"We are thrilled to bring Canna Cabana to the heart of downtown Hamilton, expanding our reach to serve a new and vibrant customer base in this high-density area. This prime location, anchored in a bustling shopping plaza alongside national discount, grocery, and pharmacy retailers, aligns perfectly with our strategy of positioning Canna Cabana in high-foot-traffic environments. We look forward to welcoming both new and returning customers to experience our unbeatable prices and exceptional selection. Thanks to our strong free cash flow generation, we are building many more prime locations with our internally generated cash, further solidifying our leadership in the Canadian cannabis retail market," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"At the same time, we are equally excited about our entry into the German medical cannabis market with the announced acquisition of Purecan, which is scheduled to close imminently. Our initial conversations with Canadian licensed producers have been promising as we work to become the preeminent distributor of Canadian medical cannabis products in Germany. We aim to carve out a market share in Germany similar to what we have achieved in Canada, seizing this new and exciting international cannabis opportunity," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 192 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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[1] As reported by ATB Capital Markets based on store counts as of February 6, 2025

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, our commitment to building future stores using internally generated cash, the closing of the Purecan acquisition, and our ability to become the preeminent distributor of Canadian medical cannabis products in Germany and to carve out a market share in Germany similar to what we have achieved in Canada. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 13-FEB-25